SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 15, 2004 (November 2003)

HUDSON'S GRILL INTERNATIONAL, INC.
(Exact name of Registrant as specified in its Charter)

Texas
(State or other jurisdiction of incorporation)

333-94797
(Commission or File Number)

75-2738727
(IRS Employer Identification Number)

16970 Dallas Parkway, Suite 402, Dallas, Texas 75248
(Address of Principal Executive Offices)

Issuer's telephone number, including area code:
(972) 931-9237

Item 5. Other Events.

Hudson's Grill International, Inc. (the "Company"), a Texas corporation based in Dallas, Texas, reports that on January 5, 2004, it received completed franchise documents from SYH Asbury, LLC, an Iowa limited liability company, for the right to build and operate a Hudson's Grill restaurant in Dubuque, Iowa. The restaurant will be located in Asbury Plaza, a shopping development currently under construction in Dubuque. SYH Asbury LLC is associated with Susan Heim and her family, who will be the principals involved in the construction and management of the franchise. The Company anticipates that the new franchise will open sometime in the last quarter of 2004 or the first quarter of 2005. The new franchisee paid a franchise fee of $35,000 for the rights to open and operate the Hudson's Grill.

Separately, the Company also announced that in November 2003 it had purchased back the rights to develop franchises in the State of Wisconsin. The Company paid $10,000 to companies associated with Bill Hall, who had owned the rights as part of a development agreement with the Company. Bill Hall's companies are the owners of two successful franchises in Wisconsin, located in Wausau and Marshfield. The companies will retain exclusive rights to areas within 3 miles of their two franchises.

Item 7. Exhibits.

1. Press Release dated January 15, 2004, regarding the signing of a franchise agreement with SYH Asbury, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2004

HUDSON'S GRILL INTERNATIONAL, INC.

s/s Robert W. Fischer
Robert W. Fischer, Director

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